Exhibit 21.1

List of Subsidiaries of Terran Orbital Corporation

Name		Jurisdiction
Orbital Networks AS		Norway
PredaSAR Corporation	Delaware	United States
Terran Orbital Operating Corporation	Delaware	United States
Tyvak International S.R.L.		Italy
Tyvak Nano-Satellite Systems, Inc.	Delaware	United States